SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 19, 2002

JAMES HARDIE INDUSTRIES N.V.

4th Level, Atrium, Unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

The exhibit attached to this Form 6-K contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including risks associated with the failure to obtain necessary governmental or regulatory approvals and /or changing conditions in the marketplace. Other factors, which are further discussed in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

SIGNATURES

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.

Date: July 19, 2002

Donald Ewen Cameron
Managing Director

Exhibit Index

Exhibit No.	Description
99.1	Copy of the Chairman's Address, presented to the Shareholder Information Meeting held on 16 July 2002 and to the Annual General Meeting held on 19 July 2002
99.2	Copy of the notice re the AGM Resolutions, released to the Australian Stock Exchange Limited on 19 July 2002
99.3	Copy of the Director's Interest Notices, released to the Australian Stock Exchange Limited on 19 July 2002

James Hardie

James Hardie

2002 Annual Information Meeting

The End of the Beginning

James Hardie

A Profound Transformation

> Once domestic, now international in scope

> Sustainable competitive advantage

> Unique technology driving high growth

> To achieve this...entire company overhauled

2

In the past year, your company completed a profound transformation that began about 10 years ago.

Today, I want to talk about how this transformation occurred, where we are now and what we believe the future could look like. My title for today's address is The End of The Beginning.

Ten years ago, James Hardie was predominantly an Australian company with a diverse portfolio of businesses, many of which were not performing well, while some were in relatively unattractive industries and had few apparent opportunities for growth.

Today, James Hardie is an international company with one business, fibre cement, in which it has a sustainable competitive advantage and good growth prospects.

The company has become an Australian success story, developing its own new, unique technology and markets.

This transformation has taken many years to implement and has not been achieved easily. However, we believe the rewards will be sustainable and enduring.

In remaking and reinventing the company, every part of the organization was overhauled.

James Hardie

A Profound Transformation

> New strategy established

> New planning systems

> New employee development and training

> Leadership skills and teamwork emphasised

3

A rigorous assessment was made of the long-term potential of each business and the attractiveness of their industries to determine which businesses to keep and which to sell.

Our strategy was to invest in the operations with the greatest potential and to sell the rest.

A completely new and highly disciplined approach to business planning was introduced to upgrade the quality of analysis, decision making, execution and results.

Employee development became a priority. We needed to upgrade the skills of the people we had and attract new and talented individuals to bring in fresh ideas.

Large numbers of our people underwent various kinds of training, with some programs involving all employees.

Talented graduates were brought in and managers were given financial and other assistance for advanced study.

Coaching in leadership skills and teamwork became mandatory for anyone responsible for supervising others.

In effect we needed to create a nursery of future leaders and most of our senior people today are graduates from this Hardie school.

We became better at recruiting people and started to pay more competitive salaries to attract and keep the best and the brightest.

Teamwork and collaboration was emphasized. We have learned that the best people working effectively together as a team produces better results than clever individuals working alone.

We used consultants pragmatically; we learned from them, adapted their ideas and then became self-sufficient.

James Hardie

A Profound Transformation

> Greater employee participation
> New ideas encouraged
> High performance culture established

4

Respect for individuals was given new emphasis. We wanted to create a culture in which people wanted to contribute ideas and were encouraged to challenge conventional wisdom, regardless of their status within the organization.

Longstanding employees with wisdom and experience rediscovered their willingness to contribute *because they were encouraged to participate in the decision making process.*

A new, high performance culture has emerged. Today, James Hardie is a meritocracy. High performance is rewarded, average performance is not. Successful people are highly motivated, passionate about what they do, relish competition, love winning and deliver results.

Just as importantly, we became much better at listening to customers, understanding what they needed and developing products to meet those needs.

While this transformation was underway, it may have been difficult for shareholders to feel confident that flowers rather than weeds would emerge from the seeds of our reinvention.

While shareholders are the main arbiters of success, this will only come if there are talented and highly motivated employees who can ensure that customers' needs are being satisfied.

James Hardie

A Profound Transformation

> Clear, achievable vision

> Perseverance and patience

> Sustainable improvements, not quick fixes

> An attractive investment for the future

5

Change of the kind required needed genuine vision and resolute perseverance. Profound, lasting change takes time and strategies to achieve this are often at odds with the many demands on companies to deliver improved results quickly.

Sometimes this process has tested the patience of shareholders.

Notwithstanding this, we have systematically and soberly pursued strategies that in certain cases have taken some time to deliver the desired results, but which have ensured that performance improvements can be sustained.

For those of you that persevered with us, and for those of you that joined us on the journey, the rewards are now apparent and the prospect of continuing reward is tangible and substantial.

This process started under the leadership of the previous CEO Dr Keith Barton and has continued under Peter Macdonald.

The most obvious signs of the company's changes come with the sale of businesses.

Over the past 10 years, businesses involved in electronics, telephone equipment, surgical masks and gowns, international contracting, fire sprinklers, bathroom products, plastic pipes, irrigation, building security, water heaters, windows, hospitals and amusement parks have been divested.

We avoided selling the poorly performing businesses until there was time to revitalize them. In most cases, sales were achieved for a profit in excess of the book value.

This rationalization of the business portfolio was completed in April this year with the sale of the US-based gypsum operation for $345 million US dollars, about 30% more than the book value of the assets.

Gypsum was a profitable investment for James Hardie. It generated substantial cash flows, which were reinvested to fund the expansion and modernization of the business. This investment was repaid with the attractive price achieved.

Gypsum also produced substantial surplus cash flows and these were used to help fund the continuing growth of the fibre cement business.

James Hardie

A Profound Transformation

- A$1.2 billion worth of assets sold
- Good profits achieved
- Divestments completed with sale of Gypsum
  - US$345m received
  - 30% above book value
  - US 20 cents a share tax-free capital return
- A$900 million reinvested in fibre cement

6

The sale of the gypsum business has allowed the company to recommend to shareholders a tax-free return of capital of US20 cents a share in addition to the dividend of US 5 cents share. This is in addition to the tax- free return of capital of US 5 cents a share that was paid last December.

The tax-free nature of the capital returns is a notable benefit of the new corporate structure that was implemented last year following shareholder approval. I will talk more about that later.

The latest capital return and dividend should be paid in November and on current exchange rates will equate to a return to shareholders of about 36 Australian cents a share.

In total, shareholders will receive cash returns of US 30 cents a share, or about 54 Australian cents a share in the 12 months to November of this year.

Over the past 10 years, more than A$ 1.2 billion has been received from the sale of non-core and under-performing businesses yielding a profit of almost A$ 250 million.

Over the same period, the company has invested more than A$ 900 million in fibre cement. This has involved significant offshore expansion, initially to the United States and subsequently into Asia and South America, and the investment in Australia alone of about A$ 180 million to overhaul and modernize operations here, including the establishment of our Global Research and Development headquarters.

In summary, we decided to sell everything else and focus all of our energies on fibre cement because we have developed unique technology that we believe confers on James Hardie a sustainable competitive advantage.

James Hardie

Research and Development

R&D is a Key Driver of Growth

> Capabilities and resources
- 120 scientists, engineers and technicians
- 30% increase in spend to US$21 million in FY03 – 3% of sales

> Core projects
- new proprietary engineered raw materials
- new proprietary product formulations
- new engineering and proprietary process technologies
- lightweight and durable products for all climates

7

As part of the strategy to remake the company, we began investing large sums in fibre cement research and development more than 5 years ago. As we became increasingly confident in the commercial potential of fibre cement, we increased spending on R&D.

This year, we will invest about $21 million US dollars, or about $35 million Australian dollars in R&D. This equates to about 3% of our sales revenue, a very high ratio for our industry, which is not typically notable for significant investment in new technology.

We now have more than 120 scientists, engineers and technicians working on new manufacturing processes and new products. Bright scientists from industries as diverse as aeronautics and pharmaceuticals are joining us because the work we are doing is at the cutting edge and is leading to breakthroughs in the ways in which fibre cement can be used.

Our Global R&D headquarters here in Sydney, a new A$6 million facility, and our new A$4 million development center in California, are the hothouses for the next generation of fibre cement machines and the products they will make.

James Hardie

Many Product Applications

> External siding/soffit lining
> Internal wall/floor wet area lining
> Trim and fascia
> Ceiling lining and flooring
> External/internal wall systems
> Partitioning
> Commercial facades
> Decorative columns
> Fencing
> Drainage pipes



8

The worldwide market for fibre cement is already large and we believe our technology will help grow the market significantly.

Today, we sell fibre cement in many forms for a wide variety of applications such as:

- external cladding and siding
- for internal walls and floors, especially where tiles are used
- for fascia and trimmings around doors, windows and corners
- in ceilings and on floors and decks
- as partitions
- on the facades of commercial buildings
- as architectural columns
- as fencing
- and drainage pipes

James Hardie

Lightweight Architectural Flexibility



- > Substitute for brick, masonry, wood, vinyl and stucco
- > Lightweight, flexible and versatile
- > Easy to cut, nail and paint
- > Low maintenance
- > Choice of profiles, textures and colours
- > Suits innovative building systems



9

In many of these applications, fibre cement has replaced traditional materials like wood, brick, solid masonry, vinyl, stucco, plywood and various kinds of cement and cement boards.

Fibre cement is a lightweight and flexible material that is easy to cut, nail and paint. It is highly durable and easy to maintain. It is also versatile, allowing architects and builders to explore new and innovative designs.

James Hardie

10 years ago, there was effectively no market for this product in the United States. James Hardie has created the demand and now commands about 95% of the sales of fibre cement in North America.

James Hardie

Superior Product Performance

Fibre Cement is more durable than wood and engineered wood

Fibre Cement	Superior Durability	Engineered Wood
		
	Moisture Resistant	?
	Fire Resistant	?
	Weather Resistant	?
	Termite Proof	?
	Won't Warp	?
	Won't Crack	?
	Won't Rot	?
	Holds Paint Longer	?
	Won't Delaminate	?

The company's products have proven to be more durable than the wood and wood based products that were commonly used for external siding in the United States until we entered the market.

This slide shows the extent of the many advantages that fibre cement has over wood based products in many parts of the United States.

This is why James Hardie's fibre cement products can now be found on more than 3 million American homes and, I think it also helps explain the success of this substitution.

Superior Product Performance

Fibre Cement looks and performs better than vinyl



Fibre Cement		Vinyl
✓	Fire, Hail and Wind Resistant	?
✓	Won't Warp, Buckle or Crack	?
✓	Colour Lasts Longer	?
✓	Strong and Rigid	?
✓	Won't Expand/Contract	?
✓	Withstands Impact	?
✓	Dimensional Stability	?

The largest share of the external siding market in America is held by vinyl or plastic. In this photo, the plastic siding is on the left and the fibre cement on the right.

We think fibre cement has many advantages over vinyl as shown here. Not only does fibre cement look a lot better on the side of a house, it provides much tougher resistance to long-term wear and tear.

As our sales grow, sales of vinyl siding in the United States have entered a decline in recent times.


James Hardie
USA Fibre Cement
Volume Growth (mmsf)
1000
800
600
400
200
3/90
YEAR
12/02
Sales Growth US$m
500
400
300
200
100
0
1997
1998
1999
2000
2001
2002
Average Price US$/msf
480
460
440
420
400
1997
1998
1999
2000
2001
2002
EBIT US$m
EBIT Margin % *
120
100
80
60
40
20
0
25
20
15
10
5
0
1997
1998
1999
2000
2001
2002
* Before restructuring and other operating expenses
13

Our success in the United States is clearly demonstrated on this slide.

The two charts at the top show volume growth on the left and sales revenue growth on the right.

The two charts at the bottom show the average price we receive for our products and the Earnings Before Interest and Tax and the margins we earn on our sales.

These charts demonstrate that:

- demand for our products is growing rapidly
- the average price we receive is increasing as customers increasingly value these products
- and, most importantly, we are generating attractive profits and profit margins with this growth

James Hardie

Largest and Lowest Cost


Plant Locations
■ Tacoma, WA
• Competitor
Blandon, PA
Peru, IL
Competitor •
Summerville, SC ■
■ Fontana, CA
Waxahachie, TX
Plant City, FL
Cleburne, TX
■ James Hardie

14

We now have eight plants in the United States. This map also highlights the strength of our competitive position. We built the plants at Fontana, Plant City, Cleburne, Tacoma and Peru.

Direct competition from other fibre cement producers has emerged but James Hardie has continued to grow in the face of that competition.

About 3 years ago, one of the new entrants built a plant at Waxahachie in Texas shown on the map. This venture was unsuccessful, the plant came up for sale and about 18 months ago we took over that production capacity.

Last year, the plants at Blandon in Pennsylvania and at Summerville in South Carolina came up for sale, from what was until that time, the second largest producer in the United States. We were able to acquire these plants at attractive prices. These plants are shown on the map on the east coast.

There is now one other fibre cement competitor and it has plants in North Carolina – which it acquired from another unsuccessful entrant – and in Oregon, as shown on the map.

So, the question is: why have we been successful while others have tried and failed.

James Hardie

A High Growth Investment

Sustainable Competitive Advantage

> Unique plant engineering and proprietary process technology and product formulations

> Unique differentiated products, widest range and strongest brand

> Superior capital cost efficiency – plant capital cost is ½ that of competitors

> Largest, lowest cost manufacturer – plant operating cost 20-30% lower than competitors

> Only national producer in each market

> Superior economies of scale – plants 2-3 times larger than competitors

15

We believe that the company's range of proprietary technology is unique. It spans:

- the engineering in the plants - that is, the unique design of the factories;
- our process technology – the way we make fibre cement;
- our raw materials – many of which are engineered to our unique specifications;
- our formulations – many of which are secret, some of which are patented; and
- our products – which in many cases are genuinely differentiated from those of competitors.

Our unique engineering and process technology also allows us to develop the advantages of scale. The output from a typical James Hardie plant is 2-3 times more than from an equivalent competitor's plant. Our capacity costs about half as much to build and operating costs are 20-30% lower.

James Hardie

Vision and Strategy

Our Goal is Global Leadership in Fibre Cement

> Aggressively grow the market

> Achieve high volume, rapid growth, largest share

> Achieve attractive profit margins

> Sustain our competitive advantage

16

Using our technology and scale, we aim to become the clear global leader in fibre cement.

Our aims are bold and ambitious. We want to:

- rapidly grow demand for large volumes of our fibre cement products;
- capture the largest share of the markets the company is in;
- achieve attractive profit margins as we grow; and,
- continuously develop our unique technology to sustain our competitive advantage

Vision and Strategy


Peru IL
Plandon PA
Tacoma WA
Fontana CA
Summerville SC
Waxahachie TX
Plant City FL
Cleburne TX
Manila
Brisbane
Sydney
Auckland
Santiago
Growth Potential
Manufacturing Operations

17

This map of the world shows the location of our operations. The areas shaded in green show those countries where we believe significant additional growth potential exists.

As you can see, we believe there is growth potential in both the countries where we operate and in other parts of the world where we are yet to establish operations.

I would like to talk about each of our target markets in more detail, starting with the United States.

James Hardie

USA Market Share

Total Siding Market and Share


1994
Fibre Cement 1%
Hardboard 13%
Brick 9%
Stucco 8%
Cedar 7%
OSB 7%
Plywood/Other 6%
Masonry 3%
Vinyl 46%
2002
Fibre Cement 13%
Hardboard 9%
Brick 8%
Stucco 7%
Cedar 5%
OSB 3%
Plywood/Other 3%
Masonry 2%
Aluminium 1%
Vinyl 49%

This slide shows the US market for siding products, the material that is used predominantly as external cladding on houses. This market generates sales of about seven and a half billion square feet of product a year, worth an estimated 4 billion US dollars.

In 1994, as you can see, fibre cement was just emerging, and had about a 1% share. By the end of our fiscal year ended March 2002, that share had climbed to about 13% and James Hardie has about 95% of that 13%.


James Hardie
Overall Share Could Double in 5 Years
2002
James Hardie Share
USA Exterior Products Market
10.2 bsf
James Hardie
11%
Other
89%
2007
James Hardie Share
USA Exterior Products Market
11.0 bsf
James Hardie
20%
Other
80%
19

The siding market is part of a larger market for exterior products of more than 10 billion square feet a year. James Hardie has about an 11% share of this market today.

We are targeting rapid growth over the next five years and are aiming to almost double our share to about 20%.

James Hardie

Backer Could Grow Even Faster

2002

USA Interior Cement Board Market

0.95bsf


James Hardie 20%
Other 80%



2007

USA Interior Cement Board Market

1.1bsf


James Hardie 40%
Other 60%



There is also a large market for backer boards that are used mainly as a substrate for ceramic tiles. Today, James Hardie has a 20% share of this market of about one billion square feet.

We are also aiming to double our share of this market over the next five years, to about 40%.

James Hardie

Harditrim™





21

Two years ago we developed a new way to make fibre cement that was thicker, lower in density and therefore lighter in weight than our normal suite of products. This invention represented a series of scientific and engineering breakthroughs.

The first product to emerge was Harditrim™. Trim is used as a decorative board on the outside of houses. All the white material shown in these photos, around the windows, doors and on the fascia and so on, is Harditrim.

The US market for trim equates to almost 3 billion square feet a year. The main competition is from wood and wood based products which have durability and performance problems.

Today, James Hardie has a modest share of this market but sales are growing rapidly as builders and homeowners recognize the superior durability of James Hardie's fibre cement trim.

Siding, backer and trim are now established products within our portfolio. I would now like to talk about some additional growth opportunities that we are also pursuing.

James Hardie

New Growth Horizons

Pipes

- > USA manufacturing plant commissioned 2001
- > Product advantaged vs reinforced steel concrete pipes
- > Lower cost to make and install
- > Long term targets
  - national business
  - 4-5 manufacturing plants
  - large share of US$2 billion market



Last year we built a new plant in Florida to make fibre reinforced concrete drainage pipes to compete directly with the traditional steel reinforced concrete pipes that dominate the US market.

Our pipes are light, long and strong compared with conventional pipes and cost less to install.

It is this simple but compelling package of benefits that we believe will allow us to carve out a profitable share of the US$2 billion market for drainage pipes in the United States over the longer term.

James Hardie

New Growth Horizons

Roofing

> USA market entry planned

> New fibre cement roofing technology

> Pilot plant in California

> US roofing market 11 bsf

> Initial target market 1.5 bsf

- to compete with wood shake
- superior durability and fire performance



In February, we announced plans to enter the large US market for roofing products.

We are in the final stages of developing a new type of fibre cement roofing and the new machines to make this product.

This is another breakthrough technology developed in-house by our research and development team which is proprietary to James Hardie.

The US market for roofing is close to 11 billion square feet a year, larger than the exterior products market I reviewed earlier.

While we have yet to conclusively prove that this new technology is viable, we believe it will be. This year, we are spending about $10 million US dollars to build a pilot plant in California to trial manufacturing of the new product.

The first product – a prototype of which is shown here - will be a direct substitute for traditional wood shakes. It will look like wood but will have much better durability and it won't burn. These are common problems with wood roofs in the United States.

If we are successful, roofing could represent a larger opportunity for us than siding over the long term. In addition to the United States, there may be potential for this type of product in other markets, notably in Japan and Europe.

James Hardie

New Growth Horizons

Chile and South America

- > Manufacturing plant commissioned 2001
- > Low cost manufacturing, rapid market penetration
- > From zero base our target is market leadership
- > 20% share already achieved
- > Longer term, regional business planned in South America
- > Targeting US$100 – US$200 million in sales in the long term


James Hardie

Last year we commissioned this small manufacturing plant in Chile as a beachhead for a larger presence in South America over the long-term.

In just over a year, we have captured a 20% share of the Chilean market for fibre cement boards. Our goal is to become the market leader.

The business lost money in its first year and will lose a modest amount this year as is normal through the start-up phase. But, results are tracking in line with where we want them to be as the business develops and it has good prospects for a profitable future.

Longer term, we think there is potential for a larger regional business in South America that generates sales in the range of one hundred to two hundred million US dollars a year.

James Hardie

New Growth Horizons

Philippines and Asia

> Manufacturing plant commissioned 1999
> FY02 sales US$18.2 million, close to EBIT breakeven – Q4 EBIT positive
> Fibre cement as substitute for plywood
> 22% market share domestically
> Exports growing fast to Korea, Taiwan, Hong Kong
> Establishing low cost regional manufacturing hub



25

Our entry into Asia has not been smooth or profitable to date.

We commissioned our plant in the Philippines in 1999 in the middle of the Asian financial crisis.

Since then, Asian economies have struggled to recover and the political and economic climate in the Philippines in particular has been volatile and uncertain.

However, signs of economic recovery and political stability are now evident.

Our business has captured more than 20% of the market for our types of products, mainly by taking share from plywood. Fibre cement is more durable than plywood in hot, wet, tropical climates and is resistant to attack from termites, which have a voracious appetite for wood based products.

Exports from the plant near Manila to countries such as Korea, Taiwan and Hong Kong are also growing quite quickly.

The business generated positive cash flow during the past year and achieved its maiden profit in the fourth quarter.

Longer term, as in South America, we see this business providing a beachhead for larger participation in the region.

James Hardie

New Growth Horizons



Australia



26

In the United States we are taking share from products such as engineered wood and vinyl. In South America, we are taking share from wood and other fibre cement products. In Asia, we are taking share from plywood and concrete block.

In Australia, we are offering an alternative to brick. These developments look like modern homes that would typically be constructed by rendering or texture coating brick or masonry. In fact, all the external walls on these buildings are formed using fibre cement sheets.

Our Australian operation is the foundation business of the company and remains an important part of our future. The business sells more than 70% of the fibre cement made in Australia today, has an excellent reputation with customers and is profitable, with the potential for profits to increase further.

It commands a position that we would pay a premium for if we did not own it.

As I mentioned earlier, we have made a significant investment to modernise the Australian business in the past 5 years. The thrust of its growth strategy is innovation – a pipeline of new products is being planned with the aim of growing demand for fibre cement as a substitute for traditional materials.

Today, fibre cement accounts for less than 2% of sales of building materials in Australia. We believe we can improve on that.

James Hardie

New Growth Horizons

New Zealand



27

A similar strategy is being deployed in New Zealand. These houses are clad with Linea™, a new, thicker, lightweight fibre cement weatherboard that is displacing traditional timber.

The weatherboard look is popular in New Zealand and with this new product, which is much more durable than wood, we believe New Zealanders will have a better alternative.

Linea™ was developed in New Zealand using the same breakthrough technology that we use to make Harditrim in the United States.

James Hardie

New Growth Horizons

Longer Term

- > Worldwide trend towards lightweight, framed construction and more energy efficient materials
- > Fibre cement replacing large asbestos cement (AC) market

	Current Total Market	Current AC
Asia	8.0 bsf	88%
North America	1.1 bsf	0%
South America	2.0 bsf	80%
Europe	3.0 bsf	35%
Australasia	0.3 bsf	0%
Total	14.4 bsf	67%

As you can see from this chart, total worldwide sales of cement boards today already exceeds 14 billion square feet.

Of this, a large share – almost 70% - is still held by products containing asbestos. These products are being progressively banned around the world.

This represents a large growth opportunity for the company. Over the long term, we believe James Hardie's asbestos-free fibre cement products, will have the potential to replace asbestos containing products in many areas.

James Hardie

Opportunities

Numerous Growth Opportunities

> In existing markets with existing products

> In existing markets with new products

> In new markets with existing products

> In new markets with new products

29

I hope I have demonstrated that even though the company is now focused on only one business, that the risks associated with this are more than offset by the many large growth opportunities that are available.

These opportunities have numerous dimensions.

First. There are significant growth opportunities in the countries where we already operate and in the market segments in which we already compete, with the products we already make.

Second. We believe there is significant potential in countries in which we don't yet operate. Through geographic diversification we aim to generate new sources of revenue and minimize our dependence on individual countries.

Third. Through the invention of new products we plan to enter new markets, where we don't yet operate, as well as new segments in markets where we operate today. This will also generate revenue growth and reduce our dependence on the segments in which we already participate.

As I've mentioned already, some of the market segments we have recently entered or plan to enter – such as for pipes, roofing and trim - are larger than many of the segments in which we compete today.

I would not like to give you the impression that all of this will be easy. It will not.

There are many risks and obstacles to be overcome. We need to make sure that we have the organizational capability to achieve the ambitious agenda we have set, to build new businesses, launch new products and expand the company.

In my first address to shareholders in 1996 when our transformation was relatively nascent, I said this:

"Let us be clear, the fortunes of all us as shareholders will be heavily influenced by the results of the development of the market internationally for fibre cement. Nowhere is this more so than in the United States."

This remains true today.

Like all companies, we will confront and need to navigate our way through the uncertain economic, political and social changes that have become a constant feature of the societies in which we operate. The US economy in particular will continue to exert a major influence on our success.

James Hardie

Focussed on Fibre Cement

Attractive Investment Attributes

> Sustainable competitive advantage
> High growth targets
> Unique proprietary technology
> Strong cashflows and balance sheet
> Reduced cyclical risk
> Relentless competitive will to win



30

The transformation that I've described today has taken many years. It has led us to this point where I think the company could now be summarized as having a number of attractive attributes as an investment that weren't evident when we started our journey 10 years ago.

Our fibre cement technology is unique and much of it is proprietary to James Hardie. It confers on us a sustainable competitive advantage.

We have set high growth targets for the future and have restructured the company so that their achievement is ambitious but not unrealistic.

Financially, James Hardie is healthy. Our existing businesses generate significant cash flows and we have a strong balance sheet. We believe we can fund the growth we aspire to achieve.

The sale of gypsum has reduced the risk of cyclicality, which is a common ailment among companies in our industry. This reduced risk is good for investor confidence.

And, as I believe I demonstrated at the start, we have created an organizational culture within James Hardie in which our people relish competition and are driven to win.

As you can see, we have what might be seen as quite aggressive growth targets and plans. I can assure you that these have been thoroughly examined and tested by the Board. We believe they are well founded and based on solid foundations. That is why I have titled my address The End of The Beginning.

James Hardie

James Hardie

31

Before I finish my formal address I would like to quickly cover two additional areas. The first relates to our recent corporate restructuring and then I will comment on performance in the year to date.

The corporate reorganization that shareholders approved and which was implemented last year, is already delivering the benefits it was designed to achieve.

Shareholders would have noticed a relatively simple and seamless transition from the old structure to the new structure. But, behind the scenes it was far from simple. There were many unique and complex problems to be overcome and there was no textbook available on how to do what we attempted and successfully executed.

For this, credit must be attributed to many people. The unique solution that was developed to address our unique problems, required new ways of dealing with legal, accounting, taxation and other arrangements.

I believe shareholders have been extremely well served by those involved and it is appropriate to pay tribute to the corporate management team and the staff in our corporate offices in California and Sydney as well as the principal advisors, Allens Arthur Robinson, PricewaterhouseCoopers and UBS Warburg.

James Hardie

Resolutions

1. **Reports and accounts for the year ended 21 March 2002**

   That the annual accounts of the Company for the financial year ended 31 March 2002 be received and adopted and published in the English language

2. **Election of members of the Supervisory Board**

   (a) To re-elect Mr MR Brown
   (b) To elect Dr GJ Clark
   (c) To elect Mr JRH Loudon

3. **Remuneration of members of the Supervisory Board**

4. **Peter Donald Macdonald 2002 Share Option Plan**

5. **Supervisory Board Share Plan**

James Hardie

Resolutions

6. **Amendments to the Articles of Association**

   To amend the Articles of Association

7. **Renewal of authority for acquisition by the Company of its own shares**

8. **Increase in nominal value of shares and conversion of share premium; amendment to Articles of Association**

9. **Reduction of capital; amendment to Articles of Association**

10. **Procedural authorisations**

James Hardie

James Hardie

2002 Annual Information Meeting

The End of the Beginning

James Hardie

Facsimile

To:	The Manager Company Announcements Office
Company:	Australian Stock Exchange Limited
Fax Number:	1300 300 021
Date:	19 July 2002
Subject:	**AGM Resolutions**
From:	Alan Kneeshaw
Number of Pages:	1 (including this page)

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5274
Fax (02) 8274 5217

GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir

Pursuant to Listing Rule 3.13.2 we advise that all the resolutions set out in the Notice of Annual General Meeting dated 11 June 2002 were carried at the Annual General Meeting of the Company held today in Amsterdam, The Netherlands.

Details of votes cast on the direction of CUFS holders are set out below:

RESOLUTION	FOR	AGAINST	ABSTAIN
1. Annual Accounts	240,976,507	12,330	16,987,376
2a. Re-elect Mr MR Brown to the Supervisory Board	241,970,416	55,772	15,950,025
2b. Elect Dr GJ Clark to the Supervisory Board	241,902,267	122,644	15,951,302
2c. Elect Mr JRH Loudon to the Supervisory Board	241,847,842	133,595	15,994,776
3. Increase remuneration of Supervisory Board	235,937,112	2,283,426	19,755,675
4. Approve P D Macdonald 2002 Option Plan	237,328,128	4,344,586	16,597,721
5. Approve Supervisory Board Share Plan	236,663,077	1,640,379	19,672,757
6. Amendments to the Articles of Association	235,856,222	8,055,704	16,064,293
7. Renew Company's authority to acquire own shares	241,957,221	55,353	15,963,639
8. Increase nominal value and convert share premium	241,938,462	46,113	15,991,638
9. Approve a reduction of capital	241,830,384	80,258	16,065,573
10. Provide authority to amend Articles of Associations	237,376,470	45,697	16,053,046

As is set out in the Notice of Annual General Meeting the record date and payment date for the proposed capital return and dividend will be announced after a two month advertising period and Dutch Court approval.

Yours faithfully

AT Kneeshaw
Manager Secretarial Services

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**James Hardie Industries N.V.**
ARBN 097 829 895	**Incorporated in The Netherlands. The liability of members is limited.**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Gregory Clark
Date of appointment	19 July 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
No James Hardie Industries N.V. securities are held.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
No James Hardie Industries N.V. securities are held.	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**James Hardie Industries N.V.**
ARBN 097 829 895	**Incorporated in The Netherlands. The liability of members is limited.**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr James Loudon
Date of appointment	19 July 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
No James Hardie Industries N.V. securities are held.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
No James Hardie Industries N.V. securities are held.	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	James Hardie Industries N.V	
ARBN	097 829 895	Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr Martin Koffel
Date of last notice	8 January 2002
Date that director ceased to be director	19 July 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
No James Hardie Industries N.V. securities are held.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interes	Number & class of securities
Not applicable	

Part 3 – Director's interests in contracts

Detail of contract	Not applicable
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.